Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON AUDIT OF CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), for the quarter and year ended March 31, 2022 (the “Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the subsidiaries as given in the Annexure to this report;
(ii)	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standards (“Ind AS”) and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and year ended March 31, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (the “ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement which includes Consolidated financial results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the audited interim condensed consolidated financial statements for the three months and year ended March 31, 2022. This responsibility includes preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in Ind AS, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Consolidated Financial Results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company and such other entities included in the Consolidated Financial Results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 13, 2022	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AGZWBS9488

Annexure to Auditors’ Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Kallidus Inc. (liquidated effective March 9, 2021)
10.	Infosys Chile SpA
11.	Infosys Arabia Limited
12.	Infosys Consulting Ltda.
13.	Infosys CIS LLC (liquidated effective January 28, 2021)
14.	Infosys Luxembourg S.a.r.l
15.	Infosys Americas Inc.
16.	Infosys Public Services, Inc.
17.	Infosys Canada Public Services Inc. (liquidated effective November 23, 2021)
18.	Infosys BPM Limited
19.	Infosys (Czech Republic) Limited s.r.o.
20.	Infosys Poland Sp z.o.o
21.	Infosys McCamish Systems LLC
22.	Portland Group Pty Ltd
23.	Infosys BPO Americas LLC.
24.	Infosys Consulting Holding AG
25.	Infosys Management Consulting Pty Limited
26.	Infosys Consulting AG
27.	Infosys Consulting GmbH
28.	Infosys Consulting S.R.L
29.	Infosys Consulting SAS
30.	Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.) (liquidated effective December 16, 2021)
31.	Infosys Consulting (Shanghai) Co., Ltd. (liquidated effective September 01, 2021)
32.	Infy Consulting Company Ltd.
33.	Infy Consulting B.V.
34.	Infosys Consulting Sp. z.o.o (merged with Infosys Poland Sp z.o.o effective October 21, 2020)
35.	Lodestone Management Consultants Portugal, Unipessoal, Lda. (liquidated effective November 19, 2020)
36.	Infosys Consulting S.R.L
37.	Infosys Consulting (Belgium) NV
38.	Panaya Inc.
39.	Panaya GmbH
40.	Panaya Ltd.
41.	Brilliant Basics Holdings Limited (under liquidation)
42.	Brilliant Basics Limited (under liquidation)
43.	Brilliant Basics (MENA) DMCC (liquidated effective July 17, 2020)
44.	Infosys Consulting Pte Ltd.
45.	Infosys Middle East FZ LLC
46.	Fluido Oy
47.	Fluido Sweden AB (Extero)
48.	Fluido Norway A/S
49.	Fluido Denmark A/S
50.	Fluido Slovakia s.r.o
51.	Fluido Newco AB (merged with Fluido Sweden AB effective December 18, 2020)
52.	Infosys Compaz Pte Ltd
53.	Infosys South Africa (Pty) Ltd
54.	WongDoody Holding Company Inc. (merged with WongDoody, Inc effective December 31, 2021)
55.	WDW Communications, Inc. (merged with WongDoody, Inc effective December 31, 2021)
56.	WongDoody, Inc
57.	HIPUS Co., Ltd.
58.	Stater N.V.
59.	Stater Nederland B.V.
60.	Stater Duitsland B.V. (merged with Stater N.V effective December 23, 2020)
61.	Stater XXL B.V.
62.	HypoCasso B.V.
63.	Stater Participations B.V.
64.	Stater Deutschland Verwaltungs-GmbH (merged with Stater Duitsland B.V. effective December 18, 2020)
65.	Stater Deutschland GmbH & Co. KG (merged with Stater Duitsland B.V. effective December 18, 2020)
66.	Stater Belgium N.V./S.A.
67.	Outbox systems Inc. dba Simplus (US)
68.	Simplus North America Inc. (liquidated effective April 27, 2021)
69.	Simplus ANZ Pty Ltd.
70.	Simplus Australia Pty Ltd
71.	Sqware Peg Digital Pty Ltd (liquidated effective September 02, 2021)
72.	Simplus Philippines, Inc.
73.	Simplus Europe, Ltd. (liquidated effective July 20, 2021)
74.	Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)
75.	Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)
76.	Infosys Limited Bulgaria EOOD (incorporated effective September 11, 2020)
77.	Infosys BPM UK Limited (incorporated effective December 09, 2020)
78.	Blue Acorn LLC (acquired on October 27, 2020) (merged with Beringer Commerce Holdings LLC effective January 1, 2022)
79.	Beringer Commerce Inc renamed as Blue Acorn iCi Inc. (acquired on October 27, 2020)
80.	Beringer Capital Digital Group Inc (acquired on October 27, 2020) (merged with Blue Acorn iCi Inc effective January 1, 2022)
81.	Mediotype LLC (acquired on October 27, 2020) (merged with Blue Acorn iCi Inc effective January 1, 2022)
82.	Beringer Commerce Holdings LLC (acquired on October 27, 2020) (merged with Blue Acorn iCi Inc effective January 1, 2022)
83.	SureSource LLC (acquired on October 27, 2020) (merged with Beringer Commerce Holdings LLC effective January 1, 2022)
84.	Simply Commerce LLC (acquired on October 27, 2020) (merged with Beringer Commerce Holdings LLC effective January 1, 2022)
85.	iCiDIGITAL LLC (acquired on October 27, 2020) (merged with Beringer Capital Digital Group Inc effective January 1, 2022)
86.	Kaleidoscope Animations, Inc; (acquired on October 09, 2020)
87.	Kaleidoscope Prototyping LLC; (acquired on October 09, 2020)
88.	GuideVision s.r.o (acquired on October 01, 2020)
89.	GuideVision Deutschland GmbH (acquired on October 01, 2020)
90.	GuideVision Suomi Oy (acquired on October 01, 2020)
91.	GuideVision Magyarorszag Kft (acquired on October 01, 2020)
92.	GuideVision Polska SP Z.O.O (acquired on October 01, 2020)
93.	Infosys Business Solutions LLC, a wholly-owned subsidiary of Infosys Limited (incorporated on February 20, 2022)
94.	Infosys Germany GmbH (formerly Kristall 247. GmbH) (acquired on March 22, 2022)
95.	GuideVision UK Ltd (acquired on October 01, 2020)
96.	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi (incorporated effective December 30, 2020)
97.	Infosys Germany Holding Gmbh (incorporated on March 23, 2021)
98.	Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm (formed on March 28, 2021).
99.	Stater GmbH (incorporated on August 4, 2021)
100.	Infosys Green Forum (incorporated on August 31, 2021)
101.	Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd. (acquired on December 14, 2021)
102.	Infosys Employees Welfare Trust
103.	Infosys Employee Benefits Trust
104.	Infosys Science Foundation
105.	Infosys Expanded Stock Ownership Trust

INDEPENDENT Auditor’s Report ON AUDIT OF THE STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and year ended March 31, 2022 (the “Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standards (“Ind AS”) and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter and year then ended March 31, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and year ended March 31, 2022 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which includes the Standalone financial results is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim condensed standalone financial statements for the three months and year ended March 31, 2022. This responsibility includes preparation and presentation of the Standalone Financial Results for the quarter and year ended March 31, 2022 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 13, 2022	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AGZUXI7580

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	32,276	31,867	26,311	1,21,641	1,00,472
Other income, net	637	512	545	2,295	2,201
Total Income	32,913	32,379	26,856	1,23,936	1,02,673
Expenses
Employee benefit expenses	16,658	16,355	14,440	63,986	55,541
Cost of technical sub-contractors	3,588	3,511	1,985	12,606	7,084
Travel expenses	309	221	161	827	554
Cost of software packages and others	2,268	1,861	1,072	6,811	4,223
Communication expenses	170	147	146	611	634
Consultancy and professional charges	521	520	395	1,885	1,261
Depreciation and amortisation expenses	890	899	831	3,476	3,267
Finance cost	50	53	50	200	195
Other expenses	916	869	841	3,424	3,286
Total expenses	25,370	24,436	19,921	93,826	76,045
Profit before tax	7,543	7,943	6,935	30,110	26,628
Tax expense:
Current tax	1,825	2,063	1,662	7,811	6,672
Deferred tax	23	58	195	153	533
Profit for the period	5,695	5,822	5,078	22,146	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(13)	(53)	(146)	(85)	134
Equity instruments through other comprehensive income, net	55	–	9	96	119
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(12)	(7)	26	(8)	25
Exchange differences on translation of foreign operations	137	(33)	(266)	228	130
Fair value changes on investments, net	(65)	(77)	(137)	(49)	(102)
Total other comprehensive income/(loss), net of tax	102	(170)	(514)	182	306

Total comprehensive income for the period	5,797	5,652	4,564	22,328	19,729
Profit attributable to:
Owners of the company	5,686	5,809	5,076	22,110	19,351
Non-controlling interests	9	13	2	36	72
	5,695	5,822	5,078	22,146	19,423
Total comprehensive income attributable to:
Owners of the company	5,787	5,640	4,570	22,293	19,651
Non-controlling interests	10	12	(6)	35	78
	5,797	5,652	4,564	22,328	19,729

Paid up share capital (par value 5/- each, fully paid)	2,098	2,097	2,124	2,098	2,124
Other equity *#	73,252	74,227	74,227	73,252	74,227
Earnings per equity share (par value 5/- each)**
Basic ()	13.56	13.86	11.96	52.52	45.61
Diluted ()	13.54	13.83	11.94	52.41	45.52

*	Balances for the quarter ended December 31, 2021 represent balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended March 31, 2022, quarter ended December 31, 2021 and quarter ended March 31, 2021.
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2022 have been taken on record by the Board of Directors at its meeting held on April 13, 2022 . The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim consolidated financial statements.

c)	Re-appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board approved the reappointment of D. Sundaram as an Independent Director for the second term from July 14, 2022 to July 13, 2027, subject to the approval of the shareholders of the Company.

d)		Update on employee stock grants

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved

	i)	The grant of annual performance-based grant of RSUs amounting to 13 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This is pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022

	ii)	The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This is pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

iii)

The annual performance-based grant of RSUs amounting to 0.87 crore for the financial year 2023 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

	iv)	An annual time-based grant, under the 2015 Plan of 11,990 RSU's to a KMP. The RSUs would vest over a period of four years from the date of grant. The RSU's will be granted w.e.f May 2, 2022.

	v)	The grant of annual performance-based stock incentives in the form of 8,000 RSU's to a KMP under 2019 Plan, which shall vest over a period of three years from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The RSUs will be granted w.e.f May 2, 2022

e)	Proposed acquisition

On March 22, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire "oddity", a Germany-based digital marketing, experience, and commerce agency, for a total consideration of upto EUR 50 million (approximately 420 crore), which includes earn-outs and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities. To consummate this transaction, Infosys Consulting Pte. Ltd., has simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

f)	Re-appointment of Statutory auditors, Deloitte Haskins & Sells LLP

The Board of Directors recommended the re-appointment of statutory auditors Deloitte Haskins & Sells LLP for another term of 5 years commencing from the financial year 2022-23 and ending with the financial year 2026-27, subject to the approval of the shareholders of the Company.

2.	Information on dividends for the quarter and year ended March 31, 2022

For financial year 2022, the Board recommended a final dividend of 16/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2022. The record date for the purpose of the payment of final dividend is June 1, 2022.The dividend will be paid on June 28, 2022. For the financial year ended 2021, the Company declared a final dividend of 15/- per equity share.

The Board of Directors declared an interim dividend of 15 /- (par value 5/- each) per equity share. The record date for payment was October 27, 2021 and the same was paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	15.00	12.00
Final dividend	16.00	–	15.00	16.00	15.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2022	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	13,075	12,560
Right of use assets	4,823	4,794
Capital work-in-progress	416	922
Goodwill	6,195	6,079
Other Intangible assets	1,707	2,072
Financial assets
Investments	13,651	11,863
Loans	34	32
Other financial assets	1,460	1,141
Deferred tax assets (net)	1,212	1,098
Income tax assets (net)	6,098	5,811
Other non-current assets	2,029	1,281
Total non-current assets	50,700	47,653
Current assets
Financial assets
Investments	6,673	2,342
Trade receivables	22,698	19,294
Cash and cash equivalents	17,472	24,714
Loans	248	159
Other financial assets	8,727	6,410
Income tax assets (net)	54	–
Other current assets	11,313	7,814
Total current assets	67,185	60,733
Total Assets	1,17,885	1,08,386
EQUITY AND LIABILITIES
Equity
Equity share capital	2,098	2,124
Other equity	73,252	74,227
Total equity attributable to equity holders of the Company	75,350	76,351
Non-controlling interests	386	431
Total equity	75,736	76,782
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,602	4,587
Other financial liabilities	2,337	1,514
Deferred tax liabilities (net)	1,156	875
Other non-current liabilities	451	763
Total non-current liabilities	8,546	7,739
Current liabilities
Financial liabilities
Lease liabilities	872	738
Trade payables	4,134	2,645
Other financial liabilities	15,837	11,390
Other Current Liabilities	9,178	6,233
Provisions	975	713
Income tax liabilities (net)	2,607	2,146
Total current liabilities	33,603	23,865
Total equity and liabilities	1,17,885	1,08,386

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2022 and March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2022	2021
Cash flow from operating activities
Profit for the period	22,146	19,423
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	7,964	7,205
Depreciation and amortization	3,476	3,267
Interest and dividend income	(1,645)	(1,615)
Finance cost	200	195
Impairment loss recognized / (reversed) under expected credit loss model	170	190
Exchange differences on translation of assets and liabilities, net	119	(62)
Stock compensation expense	415	333
Other adjustments	76	(91)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(7,937)	(1,835)
Loans, other financial assets and other assets	(1,914)	(534)
Trade payables	1,489	(245)
Other financial liabilities, other liabilities and provisions	6,938	3,382
Cash generated from operations	31,497	29,613
Income taxes paid	(7,612)	(6,389)
Net cash generated by operating activities	23,885	23,224
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(2,161)	(2,107)
Deposits placed with corporation	(906)	(725)
Redemption of deposits placed with Corporation	753	518
Interest and dividend received	1,898	1,418
Payment towards acquisition of business, net of cash acquired	–	(1,221)
Payment of contingent consideration pertaining to acquisition of business	(53)	(158)
Escrow and other deposits pertaining to Buyback	(420)	–
Redemption of escrow pertaining to Buyback	420	–
Other receipts	67	49
Other payments	(22)	(45)
Payments to acquire Investments
Tax free bonds and government bonds	–	(318)
Liquid mutual funds and fixed maturity plan securities	(54,064)	(35,196)
Non convertible debentures	(1,609)	(3,689)
Certificates of deposit	(4,184)	–
Government securities	(4,254)	(7,510)
Others	(24)	(25)
Proceeds on sale of Investments
Tax free bonds and government bonds	20	–
Non-convertible debentures	2,201	1,251
Government securities	1,457	2,704
Certificates of deposit	787	1,149
Liquid mutual funds and fixed maturity plan securities	53,669	36,353
Preference and equity securities	–	73
Others	9	23
Net cash (used in) / from investing activities	(6,416)	(7,456)
Cash flows from financing activities:
Payment of lease liabilities	(915)	(698)
Payment of dividends	(12,652)	(9,117)
Payment of dividend to non-controlling interest of subsidiary	(79)	(20)
Shares issued on exercise of employee stock options	21	15
Payment towards purchase of non-controlling interest	(2)	(49)
Other receipts	236	83
Other payments	(126)	–
Buyback of equity shares including transaction cost and tax on Buyback	(11,125)	–
Net cash used in financing activities	(24,642)	(9,786)
Net increase / (decrease) in cash and cash equivalents	(7,173)	5,982
Cash and cash equivalents at the beginning of the period	24,714	18,649
Effect of exchange rate changes on cash and cash equivalents	(69)	83
Cash and cash equivalents at the end of the period	17,472	24,714
Supplementary information:
Restricted cash balance	471	504

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2022 and March 31, 2021 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
Revenue by business segment
Financial Services (1)	10,096	10,023	8,677	38,902	32,583
Retail (2)	4,617	4,612	3,902	17,734	14,745
Communication (3)	4,132	3,979	3,156	15,182	12,628
Energy, Utilities, Resources and Services	3,872	3,740	3,233	14,484	12,539
Manufacturing	3,816	3,598	2,533	13,336	9,447
Hi-Tech	2,649	2,567	2,124	10,036	8,560
Life Sciences (4)	2,140	2,383	1,796	8,517	6,870
All other segments (5)	954	965	890	3,450	3,100
Total	32,276	31,867	26,311	1,21,641	1,00,472
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	32,276	31,867	26,311	1,21,641	1,00,472
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,578	2,734	2,239	10,314	8,946
Retail (2)	1,516	1,630	1,385	6,130	5,117
Communication (3)	884	963	709	3,372	2,795
Energy, Utilities , Resources and Services	1,111	1,075	932	4,225	3,552
Manufacturing	426	633	707	2,408	2,563
Hi-Tech	672	636	558	2,495	2,454
Life Sciences (4)	583	640	547	2,380	2,156
All other segments (5)	76	72	194	167	306
Total	7,846	8,383	7,271	31,491	27,889
Less: Other Unallocable expenditure	890	899	831	3,476	3,267
Add: Unallocable other income	637	512	545	2,295	2,201
Less: Finance cost	50	53	50	200	195
Profit before tax and non-controlling interests	7,543	7,943	6,935	30,110	26,628

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
Revenue from operations	27,426	27,337	22,497	1,03,940	85,912
Profit before tax	6,908	7,789	6,040	28,495	24,477
Profit for the period	5,177	5,870	4,459	21,235	18,048

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India April 13, 2022	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2022, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
	Audited	Audited	Audited	Audited	Audited
Revenues	4,280	4,250	3,613	16,311	13,561
Cost of sales	2,955	2,856	2,357	10,996	8,828
Gross profit	1,325	1,394	1,256	5,315	4,733
Operating expenses	405	396	372	1,560	1,408
Operating profit	920	998	884	3,755	3,325
Other income, net	84	68	75	308	297
Finance cost	6	7	7	27	26
Profit before income taxes	998	1,059	952	4,036	3,596
Income tax expense	245	283	255	1,068	973
Net profit	753	776	697	2,968	2,623
Earnings per equity share *
Basic	0.18	0.18	0.16	0.70	0.62
Diluted	0.18	0.18	0.16	0.70	0.61
Total assets	15,555	14,673	14,825	15,555	14,825
Cash and cash equivalents and current investments	3,185	2,703	3,700	3,185	3,700

*	EPS is not annualized for the quarter ended March 31, 2022, quarter ended December 31, 2021 and quarter ended March 31, 2021.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2022	2022	2021
Revenue from operations	32,276	1,21,641	26,311
Profit before tax	7,543	30,110	6,935
Profit for the period	5,695	22,146	5,078
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	5,797	22,328	4,564
Profit attributable to:
Owners of the company	5,686	22,110	5,076
Non-controlling interests	9	36	2
	5,695	22,146	5,078
Total comprehensive income attributable to:
Owners of the company	5,787	22,293	4,570
Non-controlling interest	10	35	(6)
	5,797	22,328	4,564
Paid-up share capital (par value 5/- each fully paid)	2,098	2,098	2,124
Other equity #	73,252	73,252	74,227
Earnings per share (par value 5/- each)*
Basic ()	13.56	52.52	11.96
Diluted ()	13.54	52.41	11.94

*	EPS is not annualized for the quarter ended March 31, 2022 and quarter ended March 31, 2021
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2022 have been taken on record by the Board of Directors at its meeting held on April 13, 2022 . The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim consolidated financial statements.

c)	Re-appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board approved the reappointment of D. Sundaram as an Independent Director for the second term from July 14, 2022 to July 13, 2027, subject to the approval of the shareholders of the Company.

d)		Update on employee stock grants

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved:

	i)	The grant of annual performance-based grant of RSUs amounting to 13 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This is pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022

	ii)	The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This is pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

	iii)	The annual performance-based grant of RSUs amounting to 0.87 crore for the financial year 2023 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

	iv)	An annual time-based grant, under the 2015 Plan of 11,990 RSU's to a KMP. The RSUs would vest over a period of four years from the date of grant. The RSU's will be granted w.e.f May 2, 2022.

	v)	The grant of annual performance-based stock incentives in the form of 8,000 RSU's to a KMP under 2019 Plan, which shall vest over a period of three years from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The RSUs will be granted w.e.f May 2, 2022

e)	Proposed acquisition

On March 22, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire "oddity", a Germany-based digital marketing, experience, and commerce agency, for a total consideration of upto EUR 50 million (approximately 420 crore), which includes earn-outs and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities. To consummate this transaction, Infosys Consulting Pte. Ltd., has simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

f)	Re-appointment of Statutory auditors, Deloitte Haskins & Sells LLP

The Board of Directors recommended the re-appointment of statutory auditors Deloitte Haskins & Sells LLP for another term of 5 years commencing from the financial year 2022-23 and ending with the financial year 2026-27, subject to the approval of the shareholders of the Company.

2.	Information on dividends for the quarter and year ended March 31, 2022

For financial year 2022, the Board recommended a final dividend of 16/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2022. The record date for the purpose of the payment of final dividend is June 1, 2022.The dividend will be paid on June 28, 2022. For the financial year ended 2021, the Company declared a final dividend of 15/- per equity share.

The Board of Directors declared an interim dividend of 15 /- (par value 5/- each) per equity share. The record date for payment was October 27, 2021 and the same was paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

 (in )

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2022	2022	2021
Dividend per share (par value 5/- each)
Interim dividend	–	15.00	–
Final dividend	16.00	16.00	15.00

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2022	2022	2021
Revenue from operations	27,426	1,03,940	22,497
Profit before tax	6,908	28,495	6,040
Profit for the period	5,177	21,235	4,459

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India April 13, 2022	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and year ended March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	27,426	27,337	22,497	1,03,940	85,912
Other income, net	590	1,013	504	3,224	2,467
Total income	28,016	28,350	23,001	1,07,164	88,379
Expenses
Employee benefit expenses	13,464	13,275	11,532	51,664	45,179
Cost of technical sub-contractors	4,641	4,406	2,792	16,298	9,528
Travel expenses	278	195	144	731	484
Cost of software packages and others	865	856	550	2,985	2,058
Communication expenses	121	102	106	433	464
Consultancy and professional charges	424	412	338	1,511	999
Depreciation and amortisation expense	620	631	578	2,429	2,321
Finance cost	31	33	33	128	126
Other expenses #	664	651	888	2,490	2,743
Total expenses	21,108	20,561	16,961	78,669	63,902
Profit before tax	6,908	7,789	6,040	28,495	24,477
Tax expense:
Current tax	1,606	1,852	1,512	6,960	6,013
Deferred tax	125	67	69	300	416
Profit for the period	5,177	5,870	4,459	21,235	18,048
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(24)	(52)	(144)	(98)	148
Equity instruments through other comprehensive income, net	56	–	8	97	120
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(12)	(7)	26	(8)	25
Fair value changes on investments, net	(61)	(67)	(133)	(39)	(102)
Total other comprehensive income/ (loss), net of tax	(41)	(126)	(243)	(48)	191
Total comprehensive income for the period	5,136	5,744	4,216	21,187	18,239

Paid-up share capital (par value 5/- each fully paid)	2,103	2,102	2,130	2,103	2,130
Other Equity*	67,203	69,401	69,401	67,203	69,401
Earnings per equity share ( par value 5 /- each)**
Basic ()	12.31	13.96	10.47	50.27	42.37
Diluted ()	12.30	13.94	10.46	50.21	42.33

*	Balances for the quarter ended December 31, 2021 represent balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2022, quarter ended December 31, 2021 and quarter ended March 31, 2021.

Notes pertaining to the previous quarter

#Transfer of Corporate Social Responsibility (CSR ) Asset

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company is required to transfer its CSR capital assets created prior to January 2021. Towards this the Company had incorporated a controlled subsidiary ‘Infosys Green Forum’ under Section 8 of the Companies Act, 2013 .The carrying amount of the capital asset amounting to 283 crore had been impaired and included as CSR expense in the standalone financial statements during the year ended March 31, 2021 because the Company will not be able to recover the carrying amount of the asset from its Subsidiary on account of prohibition on payment of dividend by this Subsidiary. During the quarter ended March 31, 2022, the transfer has been completed on obtaining the required approvals from regulatory authorities.

1.	Notes pertaining to the current quarter

a)

The audited interim condensed standalone financial statements for the quarter and year ended March 31, 2022 have been taken on record by the Board of Directors at its meeting held on April 13, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim condensed standalone financial statements.

c)	Re-appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board approved the reappointment of D. Sundaram as an Independent Director for the second term from July 14, 2022 to July 13, 2027, subject to the approval of the shareholders of the Company.

d)		Update on employee stock grants

i)

The grant of annual performance-based grant of RSUs amounting to 13 crore for the financial year 2023 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This is pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022

	ii)	The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This is pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

	iii)	The annual performance-based grant of RSUs amounting to 0.87 crore for the financial year 2023 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2022 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2022.

	iv)	An annual time-based grant, under the 2015 Plan of 11,990 RSU's to a KMP. The RSUs would vest over a period of four years from the date of grant. The RSU's will be granted w.e.f May 2, 2022.

	v)	The grant of annual performance-based stock incentives in the form of 8,000 RSU's to a KMP under 2019 Plan, which shall vest over a period of three years from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. The RSUs will be granted w.e.f May 2, 2022

e)	Re-appointment of Statutory auditors, Deloitte Haskins & Sells LLP

The Board of Directors recommended the re-appointment of statutory auditors Deloitte Haskins & Sells LLP for another term of 5 years commencing from the financial year 2022-23 and ending with the financial year 2026-27, subject to the approval of the shareholders of the Company.

2.	Information on dividends for the quarter and year ended March 31, 2022

For financial year 2022, the Board recommended a final dividend of 16/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2022. The record date for the purpose of the payment of final dividend is June 1, 2022.The dividend will be paid on June 28, 2022. For the financial year ended 2021, the Company declared a final dividend of 15/- per equity share.

The Board of Directors declared an interim dividend of 15 /- (par value 5/- each) per equity share. The record date for payment was October 27, 2021 and the same was paid on November 10, 2021. The interim dividend declared in the previous year was 12/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2022	2021	2021	2022	2021
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	15.00	12.00
Final dividend	16.00	–	15.00	16.00	15.00

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	11,384	10,930
Right of use assets	3,311	3,435
Capital work-in-progress	411	906
Goodwill	211	167
Other Intangible assets	32	67
Financial assets
Investments	22,869	22,118
Loans	34	30
Other financial assets	727	613
Deferred tax assets (net)	970	955
Income tax assets (net)	5,585	5,287
Other non-current assets	1,416	1,149
Total non-current assets	46,950	45,657
Current assets
Financial assets
Investments	5,467	2,037
Trade receivables	18,966	16,394
Cash and cash equivalents	12,270	17,612
Loans	219	229
Other financial assets	6,580	5,226
Other current assets	8,935	6,784
Total current assets	52,437	48,282
Total assets	99,387	93,939
EQUITY AND LIABILITIES
Equity
Equity share capital	2,103	2,130
Other equity	67,203	69,401
Total equity	69,306	71,531
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	3,228	3,367
Other financial liabilities	676	259
Deferred tax liabilities (net)	841	511
Other non-current liabilities	360	649
Total non - current liabilities	5,105	4,786
Current liabilities
Financial liabilities
Lease liabilities	558	487
Trade payables
Total outstanding dues of micro enterprises and small enterprises	3	–
Total outstanding dues of creditors other than micro enterprises and small enterprises	2,666	1,562
Other financial liabilities	11,269	8,359
Other current liabilities	7,381	4,816
Provisions	920	661
Income tax liabilities (net)	2,179	1,737
Total current liabilities	24,976	17,622
Total equity and liabilities	99,387	93,939

The disclosure is an extract of the audited Balance Sheet as at March 31, 2022 and March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Year ended March 31,
	2022	2021
Cash flow from operating activities:
Profit for the period	21,235	18,048
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2,429	2,604
Income tax expense	7,260	6,429
Impairment loss recognized / (reversed) under expected credit loss model	117	152
Finance cost	128	126
Interest and dividend income	(2,617)	(1,795)
Stock compensation expense	372	297
Other adjustments	72	(47)
Exchange differences on translation of assets and liabilities, net	87	(32)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(5,725)	(1,414)
Loans, other financial assets and other assets	(1,125)	(684)
Trade payables	1,112	(5)
Other financial liabilities, other liabilities and provisions	5,487	2,284
Cash generated from operations	28,832	25,963
Income taxes paid	(6,736)	(6,061)
Net cash generated by operating activities	22,096	19,902
Cash flow from investing activities:
Expenditure on property, plant and equipment	(1,787)	(1,720)
Deposits placed with corporations	(745)	(588)
Proceeds from redemption of Deposits with corporations	607	405
Loan given to subsidiaries	–	(76)
Loan repaid by subsidiaries	73	328
Proceeds from redemption of debentures	536	623
Investment in subsidiaries	(127)	(1,530)
Payment towards business transfer	(109)	(237)
Proceeds from liquidation of a subsidiary	–	173
Payment of contingent consideration pertaining to acquisition	–	(125)
Escrow and other deposits pertaining to Buyback	(420)	–
Redemption of escrow pertaining to buyback	420	–
Other receipts	47	49
Payments to acquire investments
Preference, equity securities and others	(5)	–
Liquid mutual fund units and fixed maturity plan securities	(48,139)	(31,814)
Tax free bonds and Government bonds	–	(318)
Certificates of deposit	(3,897)	–
Non Convertible debentures	(1,456)	(3,398)
Government Securities	(3,450)	(7,346)
Others	(5)	(13)
Proceeds on sale of investments
Preference and equity securities	9	73
Liquid mutual fund units and fixed maturity plan securities	48,219	32,996
Tax free bonds and Government bonds	20	–
Non-convertible debentures	1,939	944
Certificates of deposit	787	900
Government Securities	1,452	2,704
Others	5	–
Interest received	1,658	1,340
Dividend received from subsidiary	1,218	321
Net cash (used in) / from investing activities	(3,150)	(6,309)
Cash flow from financing activities:
Payment of lease liabilities	(598)	(420)
Buyback of equity shares including transaction cost and tax on Buyback	(11,125)	–
Other Receipts	134	–
Payment of dividends	(12,697)	(9,155)
Shares issued on exercise of employee stock options	11	9
Net cash used in financing activities	(24,275)	(9,566)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(13)	23
Net increase / (decrease) in cash and cash equivalents	(5,329)	4,027
Cash and cash equivalents at the beginning of the period	17,612	13,562
Cash and cash equivalents at the end of the period	12,270	17,612
Supplementary information:
Restricted cash balance	60	154

The disclosure is an extract of the audited Statement of Cash flows for the year ended March 31, 2022 and March 31, 2021 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2022.

By order of the Board for Infosys Limited

Bengaluru, India April 13, 2022	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.